UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 27, 2020

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 27, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 27, 2020	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2019 RESULTS
Highlights

•
GAAP net income attributable to shareholders of Teekay of $11.3 million, or $0.11 per share, and adjusted net income attributable to shareholders of Teekay(1) of $31.3 million, or $0.31 per share (excluding items listed in Appendix A to this release) in the fourth quarter of 2019.

•	Total Adjusted EBITDA(1) of $324.2 million in the fourth quarter of 2019, up 68 percent from the previous quarter.

•
Teekay LNG completed all of its growth projects with the delivery of its two remaining ARC7 LNG carrier newbuildings and the completion of mechanical construction and commissioning of the Bahrain regasification terminal, thereby completing all current newbuilding capital expenditures across the Teekay Group. Teekay LNG intends to increase its quarterly cash distributions by 32 percent commencing with the distribution relating to the first quarter of 2020.

•
Teekay Tankers reported its highest quarterly adjusted net income in the fourth quarter of 2019 and since November 2019, has entered into agreements to opportunistically sell various assets for combined proceeds of approximately $104 million, including three tankers that have been delivered.

Vancouver, Canada, February 27, 2020 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the fourth quarter and year ended December 31, 2019. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2019 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.
Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share amounts)	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	562,865	420,696	491,532	1,922,441	1,707,758
Income (loss) from vessel operations	177,516	(130,389)	88,811	202,822	164,319
Equity income (loss)	31,900	21,514	19,356	(14,523)	61,054
Net income (loss) attributable to
shareholders of Teekay	11,343	(198,178)	(18,353)	(310,577)	(79,237)
Income (loss) per share attributable to
shareholders of Teekay	0.11	(1.97)	(0.18)	(3.08)	(0.79)
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues(1)	663,132	512,186	628,270	2,307,970	2,178,292
Total adjusted EBITDA(1) (2)	324,245	192,880	246,675	950,693	775,633
Adjusted net income (loss) attributable
to shareholders of Teekay(1)	31,282	(24,070)	(2,014)	(19,111)	(53,271)
Adjusted net income (loss) per share
attributable to shareholders of Teekay(1)	0.31	(0.24)	(0.02)	(0.19)	(0.53)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA(1)	13,822	(10,068)	3,081	5,379	52,762
Total Teekay Parent free cash flow(1)	4,943	(18,782)	(11,000)	(34,029)	(8,573)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Total Adjusted EBITDA in the year ended December 31, 2019 included $22.3 million related to the Company's ownership interest in Teekay Offshore Partners L.P. (to be renamed Altera Infrastructure L.P.) (Altera), which was sold in the second quarter of 2019. Total Adjusted EBITDA in the fourth quarter and year ended December 31, 2018 included $35.0 million and $94.6 million, respectively, related to the Company's ownership interest in Altera.

CEO Commentary

“The fourth quarter of 2019 marked a return to profitability for Teekay, as we recorded consolidated adjusted net income of $31 million, or $0.31 per share, and saw our total adjusted EBITDA increase by approximately $113 million, or 53 percent, from the same period of the prior year, excluding the contribution related to our equity interest in Altera Infrastructure, which was sold in May 2019. The increase can be attributed to higher earnings from Teekay Tankers as a result of significantly stronger spot tanker rates during the quarter, from Teekay LNG as a result of the delivery and contract commencement of various growth projects, and from our three directly-owned FPSO units, combined with lower general and administrative expenses across the group,” commented Kenneth Hvid, Teekay’s President and CEO.

“We have continued to execute on our strategic priorities that were laid out at our recent Teekay Group Investor Day,” Mr. Hvid continued. “Teekay LNG has now completed its growth projects, which are expected to provide significant earnings and cash flow growth in 2020, while continuing to delever its balance sheet and returning capital to unitholders. Teekay Tankers took advantage of the strong tanker market and fixed out four Suezmax tankers at attractive levels and secured a new five-year, $533 million revolving credit facility, while also continuing to delever its balance sheet with significant cash flows from the strong spot tanker market and the proceeds from opportunistic asset sales. Taking into account the operating cash flows generated in the fourth quarter of 2019 and the impact of agreed asset sales, Teekay Tankers' proforma net debt(1) has decreased by approximately $153 million, or 15 percent, since the end of the third quarter of 2019.”

Mr. Hvid added, “Looking ahead to 2020, we expect to continue to build balance sheet strength across the group and, despite the recent market volatility and the uncertainty on the impacts of the coronavirus, we expect our cash flows and earnings to be stronger in 2020 compared with 2019. By virtue of Teekay LNG's current 97 percent fixed employment in 2020 and 92 percent in 2021 for its LNG fleet, we are well-insulated from the current weak spot LNG shipping market, and we expect to continue benefitting from these stable cash flows. Meanwhile, we believe Teekay Tankers' attractive operating leverage and ongoing balance sheet delevering, position us for increased tanker cash flows on the back of positive underlying tanker supply and demand fundamentals in the medium-term.”

(1)
Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended December 31, 2019 increased compared to the same period of the prior year, primarily due to: higher average spot tanker rates earned by Teekay Tankers in the fourth quarter of 2019; higher earnings in Teekay LNG in 2019 due to the delivery and contract commencement of several newbuildings during the past year, as well as higher revenues earned from certain existing LNG carriers and multi-gas vessels; and lower corporate general and administrative expenses incurred in 2019.

In addition, lower losses on derivatives in 2019 also contributed positively to our GAAP net income in the three months ended December 31, 2019 compared with our GAAP net loss in the same quarter of the prior year.

Total adjusted EBITDA(1) in the fourth quarter of 2018 included $35.0 million related to Teekay Parent's ownership interest in Altera, which was sold in the second quarter of 2019.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was $4.9 million during the fourth quarter of 2019, compared to negative $11.0 million for the same period of the prior year, primarily due to: lower net interest expense(1) due to the repurchase of unsecured bonds over the past year and the bond refinancing completed in May 2019; higher contribution from the Petrojarl Banff FPSO unit due to higher oil price-linked revenue and lower maintenance costs; lower operating costs related to the Sevan Hummingbird FPSO unit; lower corporate general and administrative expenses incurred in 2019; and a 36 percent increase in Teekay LNG’s quarterly cash distribution commencing in the first quarter of 2019. Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).
In addition, GAAP net income was positively impacted in the three months ended December 31, 2019, compared to GAAP net loss for the same quarter of the prior year, by various items, including lower losses on derivatives in 2019. These increases were partially offset by lower equity income in 2019 due to the sale of Magnora ASA (Magnora), formerly Sevan Marine ASA, in the fourth quarter of 2018 and the sale of Teekay Parent's remaining interest in Altera in May 2019.

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s adjusted net income and total adjusted EBITDA(1) for the three months ended December 31, 2019, compared to the same quarter of the prior year, were positively impacted by: the deliveries of two wholly-owned LNG carrier newbuildings (the Sean Spirit and Yamal Spirit) between December 2018 and January 2019; higher earnings from the Torben Spirit LNG carrier upon redeployment in December 2018 at a higher charter rate; higher spot revenues for seven multi-gas carriers and higher charter rates earned in Teekay LNG's 50 percent-owned joint venture with Exmar NV during the fourth quarter of 2019; the deliveries of four joint venture ARC7 LNG carrier newbuildings between June and December 2019; the delivery of one joint venture LNG carrier newbuilding in January 2019; and higher earnings from Teekay LNG’s 52 percent-owned joint venture with Marubeni Corporation as a result of the one-year charter contracts for two joint venture LNG vessels, the Arwa Spirit and Marib Spirit, that were secured at higher rates in June and July 2019, respectively, and a decrease in off-hire days for certain LNG carriers.

These increases were partially offset by the sale of four conventional tankers, the African Spirit, European Spirit, Toledo Spirit and Alexander Spirit, between October 2018 and October 2019.

In addition, GAAP net income attributable to the partners and preferred unitholders was positively impacted for the three months ended December 31, 2019, compared to the same quarter of the prior year, by various items, including unrealized gains on non-designated derivative instruments in the fourth quarter of 2019 compared to losses on non-designated derivative instruments in the fourth quarter of 2018; and a gain upon derecognition of two LNG carriers that were previously on charter to Awilco LNG ASA (Awilco) and reclassification as sales-type leases in the fourth quarter of 2019.

Please refer to Teekay LNG's fourth quarter 2019 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers' net income, adjusted net income(1), and total adjusted EBITDA(1) for the three months ended December 31, 2019 significantly increased compared to the same period of the prior year, primarily due to higher average spot tanker rates earned in the fourth quarter of 2019.

Teekay Tankers has so far secured spot tanker rates for its Suezmax and Aframax/LR2 Product tankers of $51,700 per day and $38,600 per day based on 77 percent and 63 percent of the available spot revenue days fixed to-date in the first quarter of 2020, respectively, compared to $39,100 per day and $33,000 per day in the fourth quarter of 2019, respectively.

(1)
This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Recent Events
Teekay LNG

In January 2020, Bahrain LNG W.L.L. (BLNG), in which Teekay LNG owns a 30 percent interest, announced that it had completed the mechanical construction and commissioning of the Bahrain Regasification Terminal (Terminal) and that the customer had commenced payments to BLNG under its 20-year terminal use agreement. BLNG also reported that the customer is looking forward to the commencement of commercial operations of the Terminal. The Bahrain Spirit FSU (which is 100 percent-owned by Teekay LNG) continues to be chartered to BLNG. Depending on the seasonal requirements for regasification services by the Terminal, BLNG may trade the Bahrain Spirit FSU in the short-term LNG shipping market. Regardless of the deployment strategy utilized by the customer, BLNG will receive its full contractual payments from the customer of the Terminal, and Teekay LNG will continue to receive its full, fixed-rate charter-hire for the Bahrain Spirit FSU from BLNG.

In January 2020, Awilco fulfilled its obligation to repurchase two of Teekay LNG's LNG carriers, Wilforce and Wilpride, for a total of over $260 million. Teekay LNG received net cash proceeds of over $100 million after the repayment of approximately $157 million of debt secured by these two vessels.

In November and December 2019, Teekay LNG took delivery of the fifth and sixth 50 percent-owned ARC7 LNG carrier newbuildings, respectively, the Georgiy Ushakov and Yakov Gakkel, which immediately commenced their 26-year charter contracts servicing the Yamal LNG project.

On October 16, 2019, Teekay LNG sold its last remaining conventional tanker, the Alexander Spirit, for net proceeds of $11.5 million.

In December 2018, the board of directors of Teekay LNG's general partner approved a $100 million common unit repurchase program. Since that time, Teekay LNG has repurchased a total of 2.8 million common units, or approximately 3.5 percent of the outstanding common units immediately prior to commencement of the program, for a total cost of $36.3 million, representing an average repurchase price of $12.85 per unit.

Teekay Tankers

Since November 2019, Teekay Tankers has entered into agreements to sell three 2003-built and one 2004-built Suezmax tankers in separate transactions for combined sales proceeds of approximately $78 million. The first three vessels were delivered to their respective buyers between December 2019 and February 2020, with the fourth vessel expected to be delivered in April 2020.

In December 2019, Teekay Tankers entered into a one-year charter-out contract for a Suezmax tanker at approximately $36,000 per day, which commenced in December 2019.

In January 2020, Teekay Tankers entered into the previously-announced $533 million long-term debt facility to refinance 31 vessels. The proceeds from the new debt facility were used to repay approximately $455 million of Teekay Tankers' existing debt. The new debt facility has substantially similar terms to the previous debt facilities that it replaced and extends balloon maturities from 2020/2021 until the end of 2024. Following the closing of the debt facility, Teekay Tankers had three unencumbered vessels, two of which have been agreed to be sold as highlighted above. In addition, as a result of the refinancing, over $52 million of Teekay Parent debt guarantees of Teekay Tankers' debt were eliminated.

In January 2020, Teekay Tankers reached an agreement to sell a portion of its oil and gas ship-to-ship transfer support services business, which also provides gas terminal management and gas consulting services, for approximately $26 million. The sale is expected to close late in the first quarter of 2020 or early in the second quarter of 2020. Teekay Tankers will retain its entire Full Service Lightering business that operates in the U.S. Gulf, which provides ship-to-ship oil transfers for both U.S. crude imports and exports. In addition, Teekay Tankers will continue to operate oil ship-to-ship transfer support services in North America and the Caribbean, a business that has synergies with its core Full Service Lightering business.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Liquidity
As at December 31, 2019, Teekay Parent had total liquidity of approximately $195.3 million (consisting of $104.2 million of cash and cash equivalents and $91.1 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity of approximately $672.0 million (consisting of $354.4 million of cash and cash equivalents, including cash held for sale, and $317.6 million of undrawn revolving credit facilities).
Conference Call
The Company plans to host a conference call on Thursday, February 27, 2020 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and year ended December 31, 2019. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (800) 367-2403 or (647) 490-5367, if outside North America, and quoting conference ID code 9284962.

• By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Annual Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production and logistics. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owner and operator of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $11 billion, comprised of approximately 140 liquefied gas, offshore, and conventional tanker assets. With offices in 12 countries and approximately 5,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss) Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Total Adjusted Revenues, Net Interest Expense and Adjusted Equity Income, and commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
In 2018 and prior periods, the Company reported Cash Flow from Vessel Operations (CFVO), as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, Company reporting in its SEC Annual Report on Form 20-F and metrics used by certain investors. CFVO from Consolidated Vessels and Total CFVO are replaced with Consolidated Adjusted EBITDA and Total Adjusted EBITDA, respectively, for current and comparative periods.

Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, foreign exchange gain (loss), items included in other (loss) income, write-down and (loss) gain on sale of vessels, equipment and other operating assets, amortization of in-process revenue contracts, adjustments for direct financing leases to a cash basis, unrealized gains (losses) on derivative instruments, realized losses on interest rate swaps, realized losses on interest rate swap amendments and terminations, loss on deconsolidation of Altera, write-downs related to equity-accounted investments, and our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Total Adjusted Revenues represents the Company's revenues from its consolidated vessels, as shown in the Company's Consolidated Statements of Income (Loss), and its proportionate ownership percentage of the revenues from its equity-accounted joint ventures, as shown in Appendix E of this release. Please refer to Appendix E of this release for a reconciliation of this non-GAAP financial measure to revenues and equity income, the most directly comparable GAAP measure reflected in the Company's consolidated financial statements. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners.
Adjusted Net Income (Loss) Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (3) of the statements of income (loss) for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Altera prior to it being sold in May 2019, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter and (b) Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets. Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense (excluding the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	562,865	420,696	491,532	1,922,441	1,707,758

Voyage expenses	(107,455)	(92,689)	(117,199)	(401,947)	(388,887)
Vessel operating expenses	(165,216)	(159,616)	(162,268)	(644,445)	(637,474)
Time-charter hire expense	(31,174)	(28,932)	(25,434)	(118,761)	(86,458)
Depreciation and amortization	(71,083)	(73,633)	(71,069)	(290,672)	(276,307)
General and administrative expenses	(17,588)	(20,016)	(26,751)	(81,444)	(96,555)
Write-down and gain (loss) on sale of vessels (1)	8,803	(175,785)	—	(170,310)	(53,693)
Restructuring charges	(1,636)	(414)	—	(12,040)	(4,065)
Income (loss) from vessel operations	177,516	(130,389)	88,811	202,822	164,319

Interest expense	(67,476)	(67,707)	(72,632)	(279,059)	(254,126)
Interest income	1,397	1,485	2,650	7,804	8,525
Realized and unrealized gain (loss) on
non-designated derivative instruments (2)	4,592	(1,924)	(32,833)	(13,719)	(14,852)
Equity income (loss) (3)	31,900	21,514	19,356	(14,523)	61,054
Income tax expense (4)	(12,731)	(3,091)	(6,727)	(24,262)	(19,724)
Foreign exchange (loss) gain	(10,721)	5,628	(5,764)	(13,574)	6,140
Loss on deconsolidation of Altera	—	—	—	—	(7,070)
Other (loss) income – net (5)	(1,980)	(1,424)	782	(14,475)	(2,013)
Net income (loss)	122,497	(175,908)	(6,357)	(148,986)	(57,747)
Net income attributable to
non-controlling interests	(111,154)	(22,270)	(11,996)	(161,591)	(21,490)
Net income (loss) attributable to the shareholders
of Teekay Corporation	11,343	(198,178)	(18,353)	(310,577)	(79,237)
Income (loss) per common share of Teekay Corporation
- Basic	$0.11	$(1.97)	$(0.18)	$(3.08)	$(0.79)
- Diluted	$0.11	$(1.97)	$(0.18)	$(3.08)	$(0.79)
Weighted-average number of common
shares outstanding
- Basic	100,784,425	100,784,683	100,435,155	100,719,224	99,670,176
- Diluted	101,425,574	100,784,683	100,435,155	100,719,224	99,670,176

(1)
Write-down and loss on sales of vessels for the year ended December 31, 2019 and three months ended September 30, 2019 includes $175.0 million relating to the write-down of two FPSO units owned by Teekay Parent. Write-down and loss on sales of vessels for the three months and year ended December 31, 2019 includes a $14.3 million gain upon derecognition of the vessels and reclassification as sales-type leases as a result of Awilco fulfilling its obligation to repurchase from Teekay LNG the WilPride and WilForce LNG carriers.

(2)
Realized and unrealized gains (losses) related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(2,576)	(2,247)	(2,354)	(8,296)	(13,898)
Interest rate swap agreement terminations	—	—	—	—	(13,681)
Foreign currency forward contracts	(147)	—	—	(147)	—
Stock purchase warrants(i)	—	—	—	(25,559)	—
Forward freight agreements	1,097	435	274	1,490	137
	(1,626)	(1,812)	(2,080)	(32,512)	(27,442)
Unrealized gains (losses) relating to
Interest rate swap agreements	6,961	(623)	(10,469)	(7,878)	33,700
Foreign currency forward contracts	336	(435)	—	(200)	—
Stock purchase warrants(i)	—	—	(20,202)	26,900	(21,053)
Forward freight agreements	(1,079)	946	(82)	(29)	(57)
	6,218	(112)	(30,753)	18,793	12,590
Total realized and unrealized gains (losses) on derivative instruments	4,592	(1,924)	(32,833)	(13,719)	(14,852)

(i)	Relates to the sale of the Company's remaining interest in Altera in May 2019. Also refer to (3) below.

(3)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of income (loss), the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	31,900	21,514	19,356	(14,523)	61,054
Proportionate share of unrealized (gains) losses
on derivative instruments	(6,271)	5,170	15,387	12,867	(17,600)
Loss on sale/write-down of investment in
Altera(i)	—	—	—	72,753	—
Other	1,436	(150)	(10,411)	2,309	4,122
Equity income adjusted for items in Appendix A	27,065	26,534	24,332	73,406	47,576

(i)
During the year ended December 31, 2019, the Company recognized a write-down of $64.9 million on its equity-accounted investment in Altera and a loss of $7.9 million on sale of its investment in Altera to Brookfield Business Partners L.P. (or Brookfield), which occurred in May 2019. Also refer to (2) above in respect of gains and losses on stock purchase warrants.

(4)	Income tax expense for the three months and year ended December 31, 2019, includes adjustments to freight tax accruals.

(5)	Other loss for the year ended December 31, 2019 includes $10.6 million relating to the repurchase of the Company's 2020 bonds.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	104,196	73,796	220,238
Cash and cash equivalents - Teekay LNG	160,221	142,860	149,014
Cash and cash equivalents - Teekay Tankers	88,824	76,705	54,917
Current portion of loans and advances to
equity-accounted investments (1)	82,174	99,314	169,197
Assets held for sale	65,458	11,515	—
Accounts receivable and other current assets (1)	393,745	296,186	251,527
Restricted cash - Teekay Parent	2,048	1,946	2,030
Restricted cash - Teekay LNG	93,070	91,671	73,850
Restricted cash - Teekay Tankers	6,508	5,778	5,590
Vessels and equipment - Teekay Parent	95,984	102,031	304,049
Vessels and equipment - Teekay LNG	3,027,342	3,303,126	3,242,581
Vessels and equipment - Teekay Tankers	1,750,166	1,836,138	1,883,561
Operating lease right-of-use assets (2)	159,638	177,052	—
Advances on newbuilding contracts	—	—	86,942
Net investment in direct financing leases	818,809	561,437	575,163
Investments in and loans to equity-accounted	1,099,795	1,034,713	1,193,741
investments
Other non-current assets	131,766	137,510	179,270
Total Assets	8,079,744	7,951,778	8,391,670
LIABILITIES AND EQUITY
Accounts payable and other current liabilities (1)	420,430	379,594	266,585
Liabilities associated with assets held for sale	2,980	—	—
Advances from equity-accounted investments (1)	18,647	24,895	75,292
Short-term debt	50,000	50,000	—
Current portion of long-term debt - Teekay Parent	86,674	36,663	—
Current portion of long-term debt - Teekay LNG	669,047	460,230	217,120
Current portion of long-term debt - Teekay Tankers	68,930	126,170	127,132
Long-term debt - Teekay Parent	349,403	347,830	614,341
Long-term debt - Teekay LNG	2,573,253	2,795,767	3,051,212
Long-term debt - Teekay Tankers	905,537	903,724	983,563
Operating lease liabilities (2)	148,602	165,414	—
Other long-term liabilities	214,648	212,591	189,397
Equity:
Non-controlling interests	2,089,730	1,983,896	2,058,037
Shareholders of Teekay	481,863	465,004	808,991
Total Liabilities and Equity	8,079,744	7,951,778	8,391,670

Net debt - Teekay Parent (3)	329,833	308,751	392,073
Net debt - Teekay LNG (3)	2,989,009	3,021,466	3,045,468
Net debt - Teekay Tankers (3)	929,135	997,411	1,050,188

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
Subsequent to the sale of the Company's remaining interest in Altera in May 2019, amounts receivable and payable to Altera are presented in accounts receivable and accounts payable, respectively. These were previously presented in current portion of loans and advances to equity-accounted investments, and advances from equity-accounted investments, respectively.

(2)
Upon adoption of the new lease accounting standard on January 1, 2019, the Company's long-term chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in an increase in the Company’s assets and liabilities by $148.6 million at December 31, 2019, and by $165.4 million at September 30, 2019.

(3)	Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(148,986)	(57,747)
Non-cash and non-operating items:
Depreciation and amortization	290,672	276,307
Unrealized loss (gain) on derivative instruments	20,007	(34,570)
Write-down and loss on sales of vessels	170,310	53,693
Equity income, net of dividends received	54,826	(44,312)
Foreign currency exchange loss and other	44,835	48,208
Direct financing lease payments received	17,073	—
Change in operating assets and liabilities	(4,823)	(14,754)
Expenditures for dry docking	(60,608)	(44,690)
Net operating cash flow	383,306	182,135

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	527,465	1,325,482
Prepayments of long-term debt	(804,748)	(771,827)
Scheduled repayments of long-term debt	(233,734)	(671,803)
Proceeds from short-term debt	200,000	—
Prepayment of short-term debt	(150,000)	—
Proceeds from financing related to sales-leaseback of vessels	381,526	611,388
Prepayment of obligations related to finance leases	(111,617)	—
Repayments of obligations related to finance leases	(95,946)	(74,680)
Net proceeds from equity issuances of Teekay Corporation	—	103,655
Repurchase of Teekay LNG common units	(25,729)	—
Distributions paid from subsidiaries to non-controlling interests	(63,343)	(64,676)
Cash dividends paid	(5,523)	(22,082)
Other financing activities	(580)	(671)
Net financing cash flow	(382,229)	434,786

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(109,523)	(693,792)
Proceeds from sale of vessels and equipment	31,523	28,837
Proceeds from sale of equity-accounted investments and related assets	100,000	81,823
Investment in equity-accounted investments	(72,391)	(41,018)
Loans to joint ventures and joint venture partners	—	(24,934)
Cash of transferred subsidiaries on sale, net of proceeds received	—	(25,254)
Direct financing lease payments received	—	10,882
Other investing activities	—	—
Net investing cash flow	(50,391)	(663,456)

Decrease in cash, cash equivalents and restricted cash	(49,314)	(46,535)
Cash, cash equivalents and restricted cash, beginning of the year	505,639	552,174
Cash, cash equivalents and restricted cash, end of the year	456,325	505,639

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Year Ended
	December 31,		September 30,		December 31,
	2019		2019		2019
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	122,497		(175,908)		(148,986)
Adjust for: Net income attributable to
non-controlling interests	(111,154)		(22,270)		(161,591)
Net income (loss) attributable to
shareholders of Teekay	11,343	0.11	(198,178)	(1.97)	(310,577)	(3.08)
Add (subtract) specific items affecting net loss
Unrealized (gains) losses from derivative
instruments(2)	(12,488)	(0.12)	5,283	0.05	(5,923)	(0.06)
Foreign exchange losses (gains)(3)	9,612	0.10	(7,059)	(0.07)	8,513	0.08
Write-down and (gain) loss on sale of vessels and
other assets	(8,803)	(0.09)	175,785	1.74	243,063	2.41
Restructuring charges, net of recoveries	(612)	(0.01)	414	—	3,329	0.03
Other(4)	18,710	0.19	1,267	0.01	59,304	0.59
Non-controlling interests’ share of items above(5)	13,520	0.13	(1,582)	(0.02)	(16,820)	(0.17)
Total adjustments	19,939	0.20	174,108	1.71	291,466	2.89
Adjusted net income (loss) attributable to
shareholders of Teekay	31,282	0.31	(24,070)	(0.24)	(19,111)	(0.19)

(1)	Basic per share amounts.

(2)
Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income (loss) from joint ventures.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Other for the three months ended December 31, 2019 includes adjustments to freight tax accruals for periods prior to 2019, and the impact of the Awilco charter contracts being reclassified from operating leases to sales-type leases. Other for the three months ended September 30, 2019 includes upfront fees on the refinancing of a vessel. Other for the year ended December 31, 2019 also includes the realized loss on sale of stock purchase warrants in Altera and a loss on the repurchase of 2020 bonds.

(5)
Items affecting net income (loss) include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018		2018
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(6,357)		(57,747)
Adjust for: Net income attributable to
non-controlling interests	(11,996)		(21,490)
Net loss attributable to
shareholders of Teekay	(18,353)	(0.18)	(79,237)	(0.79)
Add (subtract) specific items affecting net loss
Unrealized losses (gains) from derivative
instruments(2)	46,140	0.46	(30,930)	(0.31)
Foreign exchange losses (gains)(3)	4,526	0.04	(16,723)	(0.17)
Write-down and loss on sale of vessels and
other assets(4)	3,697	0.04	63,635	0.64
Restructuring charges(5)	—	—	2,611	0.03
Loss on deconsolidation of Altera	—	—	7,070	0.07
Realized loss on interest rate swap
terminations and amendments(6)	—	—	14,560	0.15
Other(7)	(12,526)	(0.12)	5,482	0.06
Non-controlling interests’ share of items above(8)	(25,498)	(0.26)	(19,739)	(0.21)
Total adjustments	16,339	0.16	25,966	0.26
Adjusted net loss attributable to
shareholders of Teekay	(2,014)	(0.02)	(53,271)	(0.53)

(1)	Basic per share amounts.

(2)
Reflects unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those losses (gains) included in the Company's proportionate share of equity income (loss) from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Includes the Company's proportionate share of write-downs and gain (loss) on sale of vessels and other operating assets in equity-accounted joint ventures and the consolidated write-downs and gain (loss) on sale of vessels and other operating assets.

(5)
Restructuring charges for the year ended December 31, 2018, primarily relate to severance costs resulting from reorganization and realignment of resources of certain of the Company's business development, marine solutions and fleet operations functions to better respond to the changing business environment, and the Company's proportionate share of restructuring charges related to severance costs from crew reduction on the Petrojarl Varg FPSO in Altera.

(6)	Refer to footnote (2) of the summary consolidated statements of loss for the three months and year ended December 31, 2018.

(7)
Includes the write-off of prepaid loan costs by Teekay LNG and Teekay Tankers relating to the refinancing of certain vessels and a gain on bond repurchase by the company. Also refer to footnote (3) of the summary consolidated statements of income (loss) for more detail on items relating to equity-accounted joint ventures.

(8)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended December 31, 2019
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	148,797	303,885	112,059	(1,876)	562,865

Voyage expenses	(4,628)	(102,831)	(16)	20	(107,455)
Vessel operating expenses	(30,706)	(51,875)	(82,635)	—	(165,216)
Time-charter hire expense	(5,987)	(12,312)	(14,703)	1,828	(31,174)
Depreciation and amortization	(33,053)	(31,943)	(6,087)	—	(71,083)
General and administrative expenses	(4,829)	(8,992)	(3,195)	(572)	(17,588)
Write-down and gain (loss) on sale of vessels	14,349	(5,544)	(2)	—	8,803
Restructuring charges	(339)		(1,897)	600	(1,636)

Income from vessel operations	83,604	90,388	3,524	—	177,516

Interest expense	(40,712)	(15,679)	(11,147)	62	(67,476)
Interest income	922	147	390	(62)	1,397
Realized and unrealized gain on
non-designated derivative instruments	4,352	205	35	—	4,592
Equity income	30,207	1,693	—	—	31,900
Equity in earnings of subsidiaries(2)	—	—	22,994	(22,994)	—
Income tax (expense) recovery	(985)	(13,195)	1,449	—	(12,731)
Foreign exchange loss	(4,545)	(615)	(5,561)	—	(10,721)
Other (loss) income – net	(1,767)	128	(341)	—	(1,980)
Net income	71,076	63,072	11,343	(22,994)	122,497
Net income attributable to
non-controlling interests(3)	(3,706)	—	—	(107,448)	(111,154)
Net income attributable to shareholders/
unitholders of publicly-listed entities	67,370	63,072	11,343	(130,442)	11,343

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Year Ended December 31, 2019
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	601,256	920,967	413,806	(13,588)	1,922,441

Voyage expenses	(21,387)	(380,564)	(43)	47	(401,947)
Vessel operating expenses	(111,585)	(208,601)	(326,238)	1,979	(644,445)
Time-charter hire expense	(19,994)	(43,189)	(67,139)	11,561	(118,761)
Depreciation and amortization	(136,765)	(124,002)	(29,905)	—	(290,672)
General and administrative expenses	(22,521)	(36,404)	(22,520)	1	(81,444)
Write-down and gain (loss) on sale of vessels	13,564	(5,544)	(178,330)	—	(170,310)
Restructuring charges	(3,315)	—	(8,725)	—	(12,040)

Income (loss) from vessel operations	299,253	122,663	(219,094)	—	202,822

Interest expense	(164,521)	(65,362)	(49,431)	255	(279,059)
Interest income	3,985	871	3,203	(255)	7,804
Realized and unrealized (loss) gain on
non-designated derivative instruments	(13,361)	(967)	609	—	(13,719)
Equity income (loss)	58,819	2,345	(75,687)	—	(14,523)
Equity in earnings of subsidiaries(2)	—	—	44,375	(44,375)	—
Income tax (expense) recovery	(7,477)	(18,883)	2,098	—	(24,262)
Foreign exchange loss	(9,640)	486	(4,420)	—	(13,574)
Other (loss) income – net	(2,454)	209	(12,230)	—	(14,475)
Net income (loss)	164,604	41,362	(310,577)	(44,375)	(148,986)
Net income attributable to
non-controlling interests(3)	(11,814)	—	—	(149,777)	(161,591)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	152,790	41,362	(310,577)	(194,152)	(310,577)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended December 31, 2019
(in thousands of U.S. dollars)
(unaudited)

				Teekay
				Parent
	FPSOs	Other(1)	GPCO	Total

Revenues	58,992	53,067	—	112,059

Voyage expenses	(9)	(7)	—	(16)
Vessel operating expenses	(38,489)	(44,146)	—	(82,635)
Time-charter hire expense	(9,582)	(5,121)	—	(14,703)
Depreciation and amortization	(6,052)	(35)	—	(6,087)
General and administrative expenses	(66)	—	(3,129)	(3,195)
Write-down of vessels	(2)	—	—	(2)
Restructuring charges	—	(1,897)	—	(1,897)
Income (loss) from vessel operations	4,792	1,861	(3,129)	3,524

Depreciation and amortization	6,052	35	—	6,087
Amortization of in-process revenue
contracts and other	(1,483)	602		(881)
Write-down of vessels	2	—	—	2
Daughter Entities distributions (2)	—	—	5,090	5,090
Teekay Parent adjusted EBITDA	9,363	2,498	1,961	13,822

(1)
Includes the results of one chartered-in FSO unit owned by Altera, and one chartered-in LNG unit owned by Teekay LNG that completed on November 1, 2019, both of which are largely on a flow-through basis with Teekay Parent earning a small margin.

(2)
In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended December 31, 2019, Teekay Parent received cash distributions of $5.1 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests (2)
Teekay LNG	4,790	4,790	3,529	19,160	14,116
Altera	—	—	—	—	1,698
GP interests
Teekay LNG	300	300	227	1,209	911
Altera (3)	—	—	—	—	47
Total Daughter Entity Distributions to Teekay Parent	5,090	5,090	3,756	20,369	16,772
Corporate general and administrative expenses	(3,129)	(2,720)	(5,134)	(13,152)	(19,140)
Total Teekay Parent GPCO	1,961	2,370	(1,378)	7,217	(2,368)

TEEKAY PARENT OPCO
Teekay Parent OPCO (4)
FPSOs	9,363	(13,087)	3,737	(6,935)	48,347
Other	2,498	649	722	5,097	6,783
Total Teekay Parent OPCO (5)	11,861	(12,438)	4,459	(1,838)	55,130

TEEKAY PARENT ADJUSTED EBITDA	13,822	(10,068)	3,081	5,379	52,762

Net interest expense (6)	(8,879)	(8,714)	(14,081)	(39,408)	(61,335)

TOTAL TEEKAY PARENT FREE CASH FLOW	4,943	(18,782)	(11,000)	(34,029)	(8,573)

Weighted-average number of common shares - Basic	100,784,425	100,784,683	100,435,155	100,719,224	99,670,176

(1)	Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(2)
Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary Teekay LNG and equity-accounted investment in Altera for the periods as follows:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.19	$0.19	$0.14	$0.76	$0.56
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$4,789,572	$4,789,572	$3,529,158	$19,158,288	$14,116,633
Altera
Distribution per common unit	$—	$—	$—	$—	$0.03
Common units owned by
Teekay Parent	—	—	56,587,484	—	56,587,484
Total distribution	$—	$—	$—	$—	$1,697,625

(3)
For the first three quarters of 2018, Altera paid a quarterly distribution of $0.01 per common unit. Commencing with the distribution for the fourth quarter of 2018, the board of directors of Altera's general partner reduced the quarterly distribution to zero. Teekay sold its remaining interests in Altera to Brookfield in the second quarter of 2019.

(4)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.

(5)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO.

(6)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	122,497	(175,908)	(6,357)
Depreciation and amortization	71,083	73,633	71,069
Interest expense, net of interest income	66,079	66,222	69,982
Income tax expense	12,731	3,091	6,727
EBITDA	272,390	(32,962)	141,421
Specific income statement items affecting EBITDA:
Write-down and (gain) loss on sale of vessels	(8,803)	175,785	—
Direct finance lease payments received in excess of revenue recognized	10,310	4,071	2,475
Amortization of in-process contracts and other	(881)	(880)	(2,609)
Realized and unrealized (gain) loss on derivative instruments	(4,592)	1,924	32,833
Realized gains from the settlements of non-designated derivative instruments	1,097	435	—
Equity income	(31,900)	(21,514)	(19,356)
Foreign currency exchange loss (gain)	10,721	(5,628)	5,764
Other expense (income) - net	1,980	1,424	(782)
Consolidated Adjusted EBITDA	250,322	122,655	159,746
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	73,923	70,225	86,929
Total Adjusted EBITDA	324,245	192,880	246,675

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2019	2018
	(unaudited)	(unaudited)
Net loss	(148,986)	(57,747)
Depreciation and amortization	290,672	276,307
Interest expense, net of interest income	271,255	245,601
Income tax expense	24,262	19,724
EBITDA	437,203	483,885
Specific income statement items affecting EBITDA:
Write-down and loss on sale of vessels	170,310	53,693
Direct finance lease payments received in excess of revenue recognized	21,636	11,082
Amortization of in-process contracts and other	(4,131)	(10,217)
Realized and unrealized loss on derivative instruments	13,719	14,852
Realized gains from the settlements of non-designated derivative instruments	1,532	—
Equity loss (income)	14,523	(61,054)
Loss on deconsolidation of Altera	—	7,070
Foreign currency exchange loss (gain)	13,574	(6,140)
Other expense - net	14,475	2,013
Consolidated Adjusted EBITDA	682,841	495,184
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	267,852	280,449
Total Adjusted EBITDA	950,693	775,633

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2019		September 30, 2019		December 31, 2018
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	223,716	100,267	207,749	91,490	601,685	136,738
Vessel and other operating expenses	(73,139)	(32,600)	(60,219)	(26,779)	(237,912)	(53,703)
Depreciation and amortization	(29,609)	(14,392)	(29,799)	(14,416)	(129,669)	(28,917)
Write-down and gain on sale of
vessels	—	—	—	—	(26,292)	(3,697)
Income from vessel operations of equity-accounted vessels	120,968	53,275	117,731	50,295	207,812	50,421

Net interest expense	(62,291)	(25,821)	(57,031)	(23,423)	(103,802)	(28,380)
Income tax expense	(200)	(107)	(32)	(16)	(5,586)	(785)
Other items including realized and
unrealized loss on derivative
instruments	12,823	4,553	(18,270)	(5,492)	(77,273)	(17,202)
Write-down and gain on sale of
equity-accounted investments (2)		—		150		15,302
Net income / equity income of equity-accounted vessels	71,300	31,900	42,398	21,514	21,151	19,356

Net income / equity income
of equity-accounted vessels	71,300	31,900	42,398	21,514	21,151	19,356
Depreciation and amortization	29,609	14,392	29,799	14,416	129,669	28,917
Net interest expense	62,291	25,821	57,031	23,423	103,802	28,380
Income tax expense	200	107	32	16	5,586	785
EBITDA	163,400	72,220	129,260	59,369	260,208	77,438
Specific income statement items affecting EBITDA:
Write-down and gain on sale of vessels	—	—	—	—	26,292	3,697
Direct finance lease payments received in excess of revenue recognized	19,286	7,212	17,701	6,470	14,057	5,066
Amortization of in-process contracts and other	(1,758)	(956)	(1,758)	(956)	(1,804)	(965)
Other items including realized and unrealized loss on derivative instruments	(12,823)	(4,553)	18,270	5,492	77,273	17,202
Realized loss on foreign currency forward contracts	—	—	—	—	(1,470)	(207)
Write-down and (gain) on sale of equity-accounted investments(2)		—		(150)		(15,302)
Adjusted EBITDA from equity-accounted vessels(3)(4)	168,105	73,923	163,473	70,225	374,556	86,929

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(1)
For the three months ended December 31, 2019 and September 30, 2019, the Company’s proportionate share of its equity-accounted vessels and other investments, ranged from 20% to 52%. For the three months ended December 31, 2018, the Company’s proportionate share of its equity-accounted vessels and other investments, ranged from 14% to 52%, and included $35.0 million related to the Company's proportionate share of its investment in Altera, which was sold in the second quarter of 2019.

(2)	For the three months ended December 31, 2018, includes a gain on the sale of Teekay's 43.5% stake in Magnora in November 2018.

(3)	Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

(4)
The Company sold its investment in Altera in May 2019 and consequently did not include any share of Altera's adjusted EBITDA for the three months ended December 31, 2019 and September 30, 2019. The three months ended December 31, 2018 include the Company's proportionate share of the adjusted EBITDA from Altera.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2019		December 31, 2018
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)
Revenues	1,100,576	385,529	2,008,308	470,534
Vessel and other operating expenses	(421,592)	(138,293)	(929,731)	(203,948)
Depreciation and amortization	(201,478)	(68,921)	(511,113)	(111,019)
Write-down and loss on sale of
vessels	—	—	(114,348)	(16,277)
Income from vessel operations of equity-accounted vessels	477,506	178,315	453,116	139,290

Net interest expense	(278,572)	(99,567)	(361,313)	(98,731)
Income tax expense	(6,078)	(1,757)	(5,832)	(900)
Other items including realized and unrealized loss
on derivative instruments	(85,088)	(18,911)	(6,445)	(181)
Write-down and gain on sale of
equity-accounted investments (2)		(72,603)		21,576
Net income / equity (loss) income of equity-accounted vessels	107,768	(14,523)	79,526	61,054

Net income / equity (loss) income
of equity-accounted vessels	107,768	(14,523)	79,526	61,054
Depreciation and amortization	201,478	68,921	511,113	111,019
Net interest expense	278,572	99,567	361,313	98,731
Income tax expense	6,078	1,757	5,832	900
EBITDA	593,896	155,722	957,784	271,704
Specific income statement items affecting EBITDA:
Write-down and loss on sale of vessels	—	—	114,348	16,277
Direct finance lease payments received in excess of
revenue recognized	67,807	24,574	56,680	19,486
Amortization of in-process contracts and other	(6,974)	(3,793)	(26,779)	(5,424)
Other items including realized and unrealized loss on
derivative instruments	85,088	18,911	6,445	181
Realized loss on foreign currency forward contracts	(1,175)	(165)	(1,416)	(199)
Write-down and (gain) on sale of equity-accounted investments(2)		72,603		(21,576)
Adjusted EBITDA from equity-accounted vessels(3)(4)	738,642	267,852	1,107,062	280,449

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)
For the year ended December 31, 2019, the Company’s proportionate share of its equity-accounted vessels and other investments, ranged from 20% to 52%, excluding its investment in Altera which was 14% until the sale thereof in May 2019. For the year ended December 31, 2018, the Company’s proportionate share of its equity-accounted vessels and other investments, ranged from 14% to 52%, and included $94.6 million related to the Company's proportionate share of its investment in Altera, which was sold in the second quarter of 2019.

(2)
For the year ended December 31, 2019, includes a loss on sale of the Company's investment in Altera. For the year ended December 31, 2018, includes a gain on the sale of Teekay's 43.5% stake in Magnora in November 2018, a gain on the sale of a 2% ownership interest in Altera's general partner to Brookfield in July 2018, a loss on the sale of Teekay's investment in KT Maritime (Pty) Ltd. and a gain on the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture.

(3)	Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

(4)
The Company sold its investment in Altera in May 2019 and consequently did not include any share of Altera's adjusted EBITDA for the last three quarters of 2019. The year ended December 31, 2018 includes the Company's proportionate share of the adjusted EBITDA from Altera.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	562,865	420,696	491,532	1,922,441	1,707,758
Proportionate share of revenues
from equity-accounted joint ventures	100,267	91,490	136,738	385,529	470,534
Total adjusted revenues	663,132	512,186	628,270	2,307,970	2,178,292

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2019
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent (loss) income from vessel operations	(194,415)	8	(2,720)	(197,127)
Write down of vessels	175,000	—	—	175,000
Depreciation and amortization	7,811	38	—	7,849
Amortization of in-process revenue contracts and other	(1,483)	603		(880)
Daughter Entities distributions	—	—	5,090	5,090
Adjusted EBITDA – Teekay Parent	(13,087)	649	2,370	(10,068)

	Three Months Ended December 31, 2018
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent loss from vessel operations	(2,370)	(845)	(5,134)	(8,349)
Depreciation and amortization	8,035	39	—	8,074
Amortization of in-process revenue contracts and other	(1,928)	1,528	—	(400)
Daughter Entities distributions	—	—	3,756	3,756
Adjusted EBITDA – Teekay Parent	3,737	722	(1,378)	3,081

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Year Ended December 31, 2019
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent (loss) income from vessel operations	(208,167)	2,225	(13,152)	(219,094)
Write-down of vessels	178,330	—	—	178,330
Depreciation and amortization	29,710	195	—	29,905
Amortization of in-process revenue contracts and other	(6,808)	2,677	—	(4,131)
Daughter Entities distributions	—	—	20,369	20,369
Adjusted EBITDA – Teekay Parent	(6,935)	5,097	7,217	5,379

	Year Ended December 31, 2018
	(unaudited)
				Teekay
				Parent
	FPSOs	Other	GPCO	Total

Teekay Parent income (loss) from vessel operations	22,958	4,698	(19,140)	8,516
Depreciation and amortization	33,254	161	—	33,415
Amortization of in-process revenue contracts and other	(7,865)	1,924	—	(5,941)
Daughter Entities distributions	—	—	16,772	16,772
Adjusted EBITDA – Teekay Parent	48,347	6,783	(2,368)	52,762

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(67,476)	(67,707)	(72,632)	(279,059)	(254,126)
Interest income	1,397	1,485	2,650	7,804	8,525
Interest expense net of interest income consolidated	(66,079)	(66,222)	(69,982)	(271,255)	(245,601)
Less: Non-Teekay Parent interest expense net of interest income	(55,322)	(55,545)	(55,223)	(225,027)	(182,277)
Interest expense net of interest income - Teekay Parent	(10,757)	(10,677)	(14,759)	(46,228)	(63,324)
Teekay Parent non-cash accretion and loan cost amortization	2,161	2,204	969	7,823	3,550
Teekay Parent realized losses on interest rate swaps	(283)	(241)	(291)	(1,003)	(1,561)
Net interest expense - Teekay Parent	(8,879)	(8,714)	(14,081)	(39,408)	(61,335)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934,as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: Teekay LNG’s intention to increase its quarterly cash distributions on its common units by 32 percent in 2020; expected stronger earnings, cash flows, and balance sheet strength in 2020 for the Teekay Group; Teekay LNG’s ability to be insulated from the near-term weakness in the spot LNG shipping market or international LNG markets; expected increase in Teekay Tankers' earnings and cash flows in 2020; tanker supply and demand fundamentals in 2020; the impact of the coronavirus outbreak on LNG, oil and tanker supply and demand; agreed asset sales by Teekay Tankers and the anticipated timing of closings of such transactions; and the Company's strategic priorities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; issues with vessel operations; increased operating expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the effects of IMO 2020; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts, including potential further delays to the commencement of commercial operations of the Bahrain Regasification Terminal; the ability to fund debt maturities; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of increased common unit distributions; available cash to reduce financial leverage at Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; the duration and extent of the coronavirus outbreak; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com